SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on December 11, 2006, drawn up as a summary.

1.	Date, Time and Venue: On December 11, 2006, at 10 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.

Attendance: Mr. Victório Carlos De Marchi, and Carlos Alves de Brito, co-chairmen, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Rodrigo Ferraz Pimenta da Cunha.

4.	Deliberations: It was deliberated upon, with the unanimous and unconditional votes of the Board members:

4.1. Election of Officer.

(a) Resignation and Indication of Officers -  To consider the resignation presented, on this date, by Mr. Cláudio Braz Ferro, due to the fact that he accepted to assume a new position at InBev. The resignation was accepted and will be in force as of January 2, 2007. The Board takes the opportunity to thank him for the services rendered to the Company.

4.2. Indication of new Officer – Pursuant to the Company’s bylaws, to indicate, in substitution of Mr. Cláudio Braz Ferro, Mr. Nicolas Bamberg, Argentinean and German citizen, married, Industrial Engineer, bearer of the Argentinean Passaport No. 11.960.716, with offices at Rua Dr. Renato Paes de Barros, 1017, 4º andar, São Paulo, SP to occupy the position of “Industrial Officer”. Mr. Bamberg will take office and be invested in his position, pursuant to the law, at the occasion of his receipt of the competent visa. The term of office of the Officer will end on December 31, 2007.

4.2. Branches.

(a) To authorize the opening of a new branch of the Company, located in the City of Palmares, State of Pernambuco, at Praça Ismael Golveia, 203 - Edifício Agenor Gomes - 3º Andar - Salas 10 e 12, Centro, CEP: 55.540-000. Such office is designed to ancillary activities to the company, particularly as an Administrative Office, and it shall have the “CNAE” 51.36-5-02 - “Wholesale trade of beer, draft beer and soda”.

(b) To authorize the amendment of the addresses of the following branches: (i) located in the City of Vitória, State of Espírito Santo, at Av. Nossa Senhora da Penha, 1495, sala 702, Santa Lucia, to the City of Serra, State of Espírito Santo, at Avenida Iriri, nº 339, Valparaíso, CEP: 29.165-800. In addition, to authorize the amendment of the activities of this branch, from CNAE 15.93-8-02, “Production of beers and draft beers” to CNAE: 51.36-5-02, “Wholesale trade of beer, draft beer and soda”. Such office is designed to ancillary activities to the company as closed warehouse; and (ii) located in the City of Rio de Janeiro, State of Rio de Janeiro, at Estrada Rio-São Paulo, 6011 (parte), km 30, Campo Grande, CEP: 23.075-900 to the City of Rio de Janeiro, State of Rio de Janeiro, at Antiga Estrada Rio-São Paulo, nº 5799, km 30, Campo Grande, CEP: 23.075-247.

4.3. Delegation of powers to open and amend branches’ addresses.

To delegate, to the Chief Executive Officer for Latin America, the powers to authorize the opening and amendment of addresses of branches.

5.

Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures: Mr. Victório Carlos De Marchi, Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck. Secretary: Rodrigo Ferraz Pimenta da Cunha.

São Paulo, December 11, 2006.

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.